UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

897204

DIVISION OF
CORPORATION FINANCE

04034330

April 28, 2004

Sara Hanks, Esq.
Clifford Chance US LLP
200 Park Avenue
New York, New York 10166-0153

Act: 33
Section: Reg S
Rule:
Public Availability: 4-28-04

Re: europrospectus.com limited
Incoming Letter dated April 15, 2004

Dear Ms. Hanks:

In regard to your letter of April 15, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek

Paul M. Dudek
Chief, Office of International
Corporate Finance

PROCESSED
JUL 06 2004
THOMSON
FINANCIAL

April 28, 2004

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Re: europrospectus.com limited
Incoming Letter dated April 15, 2004

Based on the facts presented, and noting that (1) Europrospectus will use the initial cautionary screen described in your letter, (2) Europrospectus will execute agreements with all Europrospectus subscribers restricting these users from distributing any prospectus obtained from the Europrospectus database to parties outside their own respective organizations, and (3) Europrospectus will refrain from any other actions that could be deemed inconsistent with Regulation S, the Division will not recommend enforcement action to the Commission if a final prospectus for an international offering is made available to Europrospectus's subscribers through the Europrospectus database. In reaching this determination, the Division is relying on your opinion as counsel that the availability of the Europrospectus database to subscribers in the United States does not constitute "directed selling efforts" in the United States within the meaning of Regulation S. We also note that depositing entities are obliged contractually not to offer to sell to, nor solicit offers from, persons in the United States for any issuances conducted outside the United States otherwise than pursuant to an appropriate exemption from registration.

We express no view as to whether Europrospectus is a distributor, whether it is an affiliate or acting on behalf of entities depositing prospectuses in the Europrospectus database, whether the provision of prospectuses to the Europrospectus database and the availability of the Europrospectus database to subscribers would constitute conditioning the market, or whether providing prospectuses to subscribers through the Europrospectus database constitutes advertising in a publication with a general circulation in the United States.

Because these positions are based on the representations made to the Division in your letter, any different facts or conditions might require the Division to reach different conclusions.

Sincerely,

Paul M. Dudek
Chief, Office of International
Corporate Finance

CLIFFORD
CHANCE

CLIFFORD CHANCE US LLP

200 PARK AVENUE
NEW YORK NY 10166 0153

TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

Sara Hanks
Partner

DIRECT TEL +1 202 912 5076
DIRECT FAX +1 202 912 6000
sara.hanks@cliffordchance.com

April 15, 2004

Mr. Paul M. Dudek, Chief
Office of International Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Regulation S and Interpretation of "Directed Selling Efforts" under Rule 902(c) of Regulation S

Dear Mr. Dudek:

I. Question Presented

We are counsel to europrospectus.com limited ("Europrospectus"), a company organized under U.K. law and an online database provider of information obtained from international markets. Europrospectus is primarily owned by H.A.L. Investments B.V., a European private equity firm that invests in a variety of businesses and does not underwrite securities offerings. We are writing on behalf of Europrospectus to seek concurrence from the staff of the Securities and Exchange Commission (the "Commission") with our opinion that Europrospectus may, on a continual basis, make available prospectuses and related documents for international securities offerings to subscribers, without causing either the issuers, the distributors participating in the related offerings, their affiliates or any person acting on their behalf by virtue of their supplying prospectuses and other materials to Europrospectus to be deemed to have engaged in "directed selling efforts" in the United States within the meaning of Regulation S under the U.S. Securities Act of 1933.[1] Compensation will be paid to Europrospectus by its subscribers in consideration of Europrospectus making available its database to them. Fees will be charged on either an annual flat fee basis, or on a per-unit basis. It is understood that such concurrence would in no way relieve either Europrospectus or entities depositing materials with Europrospectus from their obligations to comply with Regulation S and other securities laws.

II. Statement Of Facts

Europrospectus is a company which will provide on-line image and text files of the prospectus, supplements and pricing supplements as well as corporate action documents including annual reports

[1] 17 C.F.R. § 230.901-905 (2000) ("Regulation S"). See Offshore Offers and Sales, Securities Act Release No. 33-6863 [1989-1990 Transfer Binder] Fed. Sec. L. Rep. (CCH) § 84,524, at 80,661 (April 24, 1990) (the "Regulation S Release") under the Securities Act of 1933, as amended, 15 U.S.C. § 77a et seq. (the "Securities Act").

and accounts of exchange-listed companies, with global coverage including Securities Acts filings made with the U.S. Securities and Exchange Commission's EDGAR service.

Europrospectus's electronic document collection will be primarily a research tool to be used by the global capital markets and corporate advisory sector as a substitute for costly and inconvenient hard-copy libraries and information centers. All the documents that will be stored on Europrospectus's systems will be in their original form as released. Europrospectus will provide a search engine to assist subscribers in locating desired information in the prospectuses and other documents made available online. Of note, Europrospectus will not provide any additional written analysis or information not otherwise publicly available.

Europrospectus's customer base will include primarily major institutions and professionals such as investment banks, lawyers, asset managers and accountants. These institutions may make Europrospectus's service available to their own clients, on a subscription-only basis. It is possible that investment bank customers may be involved in transactions for which prospectuses appear in the database. The Europrospectus service will be accessable via the worldwide web, via the extranet of a third party or via dedicated direct high-bandwidth links to intranets. Regardless of their manner of access to Europrospectus's service, all users, including those users directed to Europrospectus by a client, will pass through the following filtering process controlled by Europrospectus in order to access the service. First, they will have to provide a user name and password supplied by Europrospectus. Second, they will have to agree to Europrospectus's subscription agreement. Third, they will have to read and understand Europrospectus's disclaimer. All access will be logged and access not authorized by Europrospectus will not be possible.

Europrospectus will provide its subscribers, including subscribers in the United States, with access on a continuous basis to prospectuses, currently numbering over 100,000 and covering the past 24 years, and relating primarily to securities offered in the international markets, including "Eurobonds", together with a certain number of equity and convertible debt securities, very few, if any, of which relate to securities that have been registered under the Securities Act. A substantial number of the prospectuses contain provisions designed to permit one or more underwriters to offer and sell the related securities to institutional investors in the United States pursuant to Rule 144A, which provisions are likely to be included in future prospectuses delivered to Europrospectus.

All such prospectuses and related documents would be provided to Europrospectus by lead managers, issuers, stock exchanges, other market participants, or by self-regulatory organizations of which they are a member, such as the International Securities Market Association. Europrospectus has built relationships over time with these entities which have caused Europrospectus to be included on many of their prospectus mailing lists. Europrospectus will not receive compensation from any entity for maintaining prospectuses on its database.[2]

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2 Institutions that intend to deposit prospectuses with Europrospectus that will also be clients of Europrospectus will also provide as a representation in their licensing agreement with Europrospectus that "all appropriate due diligence has been conducted to allow europrospectus.com to include the

Europrospectus makes the full text of each of these prospectuses and related documents, all of which will be in final form (although distribution of the underlying securities may not yet have been completed), available to subscribers as soon as they have been received by Europrospectus and placed on its database. Europrospectus will also have a few "red herring" prospectuses in its database (currently approximately 2.9% of all prospectuses in its database).

The speed with which any particular newly issued prospectus will appear in Europrospectus's database and thereafter become available to subscribers will depend entirely upon how quickly a market participant or self-regulatory organization delivers the prospectus to Europrospectus. However, we expect that many future prospectuses may be available to the subscribers during the respective periods in which various categories of securities are restricted from being offered publicly in the United States.[3]

Subscribers to Europrospectus will be able to locate and focus upon any word, sentence, paragraph, or clause in a particular prospectus, or on the prospectus as an entire document, by identifying features such as the name of the issuer, type of issue, currency, lead manager and the like, or search for a group of bonds containing the same features through a menu driven index (the "Index"). Users will be able to search, view, print and manipulate on their local drives exact copies of all documents available on the database through use of the Index. Users will not be able to, however, upload information onto Europrospectus's database for consultation by other subscribers. The cost of a subscription to Europrospectus's service will be substantial in the United States. The base of subscribers will consist primarily of investment banks, asset managers and other financial institutions, as well as certain professional groups which provide services to the financial markets. Such groups are likely to include law firms, accounting firms and rating agencies.

Each time a subscriber attempts to access Europrospectus's database, whether directly or via a client's site, it will initially confront a legend with substantially the following text:

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prospectus into Europrospectus's service. In addition, the client is hereby notified, and been deemed to have undertaken, that it will not use Europrospectus's website to offer, sell, or solicit offers for securities described in any prospectus supplied to europrospectus.com." Any entity that is not a client of Europrospectus will receive a notice that "Europrospectus is not a distributor and is not permitted to sell, offer to sell or distribute the securities described in such prospectus. The deposit of any such prospectus with Europrospectus is accordingly for information purposes only and not for the purpose of offering or selling, or soliciting any offer to purchase, any such security (or for the purpose of assisting, directly or indirectly, or participating, directly or indirectly, in any such undertaking) to or from any person or in any circumstance that would violate any restrictions or the securities or other laws of any jurisdiction."

3 This includes the distribution compliance period that begins on the closing date or when the first purchase offer is made to persons other than distributors under Regulation S. Restrictions also apply to Category 1 offerings, where dealers are bound by a de facto 40-day waiting period in order to be eligible for the Section 4(3) exemption.

(a) The information made available to the User does not constitute the giving of investment advice or an offer to sell or the solicitation of an offer to buy any security of any enterprise in any jurisdiction;

(b) certain documents contained in the information relate to securities which have not been and will not be registered under the United States Securities Act of 1933, as amended, and according to the rules, regulations and laws of the United States, may not be offered, sold or delivered within the United States (or any State thereof) or to, or for the account or benefit of, United States persons;

(c) certain documents contained in the information may contain legends or other restrictions limiting the persons who, or the circumstances under which certain persons may, participate in an offering; and

(d) the availability of the information through the database does not alter or change in any way the nature of or affect any such restriction.

You hereby represent and warrant that, to the extent that the information relates to such securities offerings, you will not use any of the information or the Service for the purpose of offering or selling, or soliciting any offer to purchase, any security (or for the purpose of assisting, directly or indirectly, or participating, directly or indirectly, in any such undertaking) to or from any person or in any circumstance that would violate such restrictions or the securities or other laws of any jurisdiction. Unless otherwise permitted under the Service Agreement, you are reminded that in your Service Agreement you have agreed not to disseminate generally by any means any material obtained from the database to any person or entity outside your own organization.[4] You further acknowledge that violation of any of these representations, warranties or covenants may result in the immediate suspension or cancellation of your service at Europrospectus's will without right of recourse.

Users accessing prospectuses relating to international securities will also invariably see whatever disclaimers or other cautionary provisions appear on the front cover page of the prospectus, because each search result will initially display the front cover page of the prospectus on the user's screen, after which the user will be able to view the full text of the prospectus. Under its user agreement, Europrospectus will reserve the right to withdraw a user's rights to the Europrospectus database with written notice upon violation by the user of the terms of the agreement. Some prospective clients seeking to use the database will be turned down if they are not recognized as professional participants in the international capital markets.

4 Any permissions granted in a subscription agreement will require all recipients of material obtained from the database to agree to Europrospectus's subscription agreement and to have read and understood Europrospectus's disclaimer. In addition, all such recipients will be prohibited from further disseminating the material.

III. Discussion

Regulation S embodies one aspect of the Commission's recognition that technological advances and the need for prompt access to capital are resulting in an increasing globalization of the securities markets. The Commission adopted Regulation S to permit international securities offerings to proceed on a reasonable basis, without undue concern that U.S. securities laws or regulations would be violated. Regulation S was expected to have "a profound and beneficial effect" upon, and enhance "competitiveness and efficiency" in, the U.S. market.[5]

The Structure of Regulation S

Regulation S contains a general statement[6] and two safe harbors from the registration requirements of Section 5 of the Securities Act.[7] Rule 901 states that registration under the Securities Act is required when an issuer is engaged in any "offer," "offer to sell," "sale" or "offer to buy" within the United States. However, under Rule 901, a transaction is not subject to registration if the offer or sale is made outside the United States. To provide issuers and resellers of securities with certainty as to when their transactions will be deemed to occur outside the United States, the two safe harbors of Regulation S provide that transactions meeting their conditions are not subject to registration under the Securities Act.

Though there are two safe harbors, one for issuers (Rule 903) and one for resales of securities (Rule 904), the following discussion is limited to Rule 903, the issuer safe harbor provision, because the issue addressed in this letter is whether the action of Europrospectus and any depositing entity in making available the Europrospectus database would be attributed to an issuer or distribution participants in connection with an offer or sale of securities. Rule 903 establishes two primary requirements, or general conditions, which must be met in order for an issuer to be assured that its transaction is not subject to registration under Regulation S:[8]

(a) the offer or sale must be made in an "offshore transaction"; and

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5 Julie L. Kaplan, "Pushing the Envelope" of the Regulation S Safe Harbors, 44 Am. U. L. Rev. 2495, 2499 (August 1995), citing Andrea F. Bradley, Regulation S: Tempest in a Safe Harbor, 25 Rev. Sec. & Commodities Reg. (S&P) No. 17, at 185 (Oct. 7, 1992) (quoting opening remarks of Richard C. Breeden, Chairman of SEC, April 19, 1990).

6 17 C.F.R. § 230.901 (2000) ("Rule 901").

7 17 C.F.R. § 230.903-904 (2000) ("Rule 903" and "Rule 904", respectively).

8 Regulation S also establishes three categories of securities, each with separate conditions and restrictions. Inasmuch as the principal issue presented here has to do with one of the general conditions, the distinctions among categories are unimportant for this analysis.

(b) there must be no "directed selling efforts" in the United States "by the issuer, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing."[9]

Rule 902(c) defines "directed selling efforts" as including any activity undertaken for the purpose, or could reasonably be expected to have the effect, of conditioning the U.S. market for the securities being offered in reliance on Regulation S[10]. The Regulation's concern is with activities that arouse "public interest in"[11] or "stimulate an appetite" for the securities.[12] The definition includes mailing printed materials to U.S. investors, conducting promotional seminars in the United States, or placing advertisements referencing the offered securities "in a publication with a general circulation in the United States." A publication is deemed to have a "general circulation" in the United States if (i) "it is printed primarily for distribution in the United States; or (ii) has had, during the preceding twelve months, an average circulation in the United States of 15,000 or more copies per issue in the United States"[13] "Tombstone" advertisements are permitted in publications distributed in the United States if the United States represents less than 20% of such publication's overall circulation. Rule 902(c), however, leaves open the question as to whether the dissemination of broker-dealer quotations will be considered violations of the "directed selling efforts" prohibition, giving the Commission the right to decide such issues on a case-by-case basis.

In addition, Rule 902(d) defines "distributor" to mean any underwriter, dealer, or other person who participates, pursuant to a contractual arrangement, in the distribution of the securities offered or sold in reliance on this Regulation S.[14]

The thrust of the proscription against "directed selling efforts" is to prohibit any distributor acting through a contractual relationship with the issuer or any affiliate thereof from purposefully (as judged by a reasonableness standard) conditioning the U.S. markets for unregistered securities through any publicity efforts that might achieve that goal during the period in which such securities are prohibited from being publicly offered or sold in the United States.

IV. Analysis

A. Europrospectus is not a Distributor

Europrospectus is not permitted to engage, nor will it engage, in any activity that can plausibly be construed as a sale, offer to sell or distribution of securities of any issuer, nor will it so function pursuant to any contractual arrangement between itself and any underwriter, issuer or self-regulatory organization. Europrospectus's only activity will be to provide copies of prospectuses for

9 17 C.F.R. § 230.902 (2000).
10 17 C.F.R. § 230.902(c) (2000).
11 Securities Act Release No. 33-3844, 1957 WL 3605, at *3 (S.E.C. Oct. 8, 1957).
12 In re Carl M. Loeb Rhoades & Co., 38 S.E.C. 843, 850 (1959).
13 17 C.F.R. § 230.902(c)(2)(i) (2000).
14 17 C.F.R. § 230.902(d) (2000).

international securities online. By reason of these facts, Europrospectus will not be in our opinion a "distributor" of any issuer's securities.

B. Europrospectus is not an Affiliate of, Nor is it Acting on Behalf of, Entities Depositing Prospectuses

Europrospectus itself will not have any contractual relationship with any issuer, underwriter or self-regulatory organization in its capacity as such.[15] Europrospectus is an independent company with financing from sources not related to any issuer, underwriter, or distributor of securities. If the activities of Europrospectus can fairly be attributed to entities depositing prospectuses individually, then by providing Europrospectus with prospectuses that they know will promptly be accessible to U.S. subscribers through its database, such entities might be deemed to have engaged in "directed selling efforts" through the instrumentality of Europrospectus. In order to support this theory, Europrospectus would have to be deemed an "affiliate" or the agent of, or acting on behalf of, depositing entities for purposes of the "directed selling efforts" restriction.

Regulation S does not define the term "affiliate." Rule 405 defines an affiliate of an issuer as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with," such issuer.[16] Applying the same test, but substituting "distributor" in place of "issuer," Europrospectus certainly will not "control" any entity depositing prospectuses nor is it under common control with any of them. It is also clear that Europrospectus is not "controlled by" any single depositing entity or identifiable subset of such entity. In our opinion, Europrospectus is not an "affiliate" of any depositing entity for purposes of the "directed selling efforts" restriction.

We find support for our conclusion in the Regulation S Release, which states that an offer or sale by an issuer, a distributor, an affiliate of either, or any person acting on behalf of any of the foregoing, that meets the applicable conditions of Rule 903 is outside the United States. The term "distributor" includes persons who are participating in a distribution of securities pursuant to contractual arrangements, such as sub-underwriters, it does not include persons participating pursuant to contract only in ancillary positions, such as fiscal agents or persons hired to perform clearing services.[17]

The quoted text makes it clear that no ancillary entity is intended to be characterized as either a "distributor" or an "affiliate" of a distributor, even though it does play a peripheral role in a distribution of securities. This statement strongly suggests that the underlying intent of the

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15 Certain entities which happen to be issuers, underwriters or self-regulatory organizations may themselves be subscribers to Europrospectus's database, and in the course of that subscription, they may enter into contracts subscribing for those services. These arrangements would be separate from such entities' roles as suppliers of prospectuses to Europrospectus, which they would do on a voluntary basis and for which they would neither pay nor receive a fee.

16 17 C.F.R. § 230.405 (2000).

17 Regulation S Release at 80,666.

Regulation is to limit the concept of "distributor" to those market participants that can, on a practical, common-sense basis, reasonably be viewed as actually engaged in the distribution process.

Europrospectus will have no role in the securities distribution process. Europrospectus will not engage in offers or sales of securities, nor will it obtain commissions or fees for promoting any such offers or sales. Europrospectus will not derive any monetary gain from these transactions otherwise than pursuant to the fees that will be charged to subscribers that use its database. It will not promote the issuance or sale of any particular securities. In our opinion, Europrospectus will not be an agent or affiliate of its depositing entities, nor on their behalf, with respect to such matters.

The mechanism by which Europrospectus will operate is consistent with that conclusion. Securities transactions may not be effected via the Europrospectus system, that is sale orders cannot be executed via Europrospectus's systems. Rule 902(c)(3)(v), for example, permits distribution of a foreign broker-dealer's quotations, provided that it is distributed by a third-party system primarily in foreign countries and (1) securities transactions cannot be executed through the system and (2) participants in the system do not initiate contacts with U.S. persons (other than those permitted by Rule 15a-6[18] of the Securities Exchange Act).[19] The staff has acknowledged that information that is posted by issuers on the Stock Exchange Automated Quotations of the London Stock Exchange ("SEAQ") and made available to U.S. investors through their computer terminals will not constitute "directed selling efforts," even if foreign broker-dealers that are not participants in the specific offering, but that are participants in SEAQ, initiate contacts with U.S. investors.[20] The SEAQ Letter noted that where the quotations are not posted for the purpose of conditioning the U.S. market and the issuer, distributors, their respective affiliates and persons acting on behalf of the foregoing "covenant not to, and do not, initiate contacts with U.S. persons or persons in the United States" except for those contacts exempted by the Securities Act, there is no violation of Regulation S.[21]

Similarly, in these circumstances transactions cannot be executed through Europrospectus's system. The information on Europrospectus's database will be made generally available to subscribers to Europrospectus, without any solicitation or offer to sell or buy securities.[22] Information on any issuer's securities will thus not be targeted or highlighted but, in fact, will be part of a large and general database that will include primarily historical information, along with a certain number of prospectuses relating to securities that may still be in the distribution process. Europrospectus will

18 17 C.F.R. § 240.15a-6 (2000).

19 17 C.F.R. § 230.902(c)(3)(v) (2000).

20 Skadden, Arps, Slate, Meagher & Flom, SEC No-Action Letter, 1993 WL 173767, at *3 (S.E.C. May 18, 1993) (the "SEAQ Letter").

21 Id.

22 Indeed, the present case is less problematic than the SEAQ Letter because the information on Europrospectus's database will be accessible only by individual subscribers and not the general public. Furthermore the filters will require persons who access Europrospectus's database to make certain representations. As such, it poses less of a threat to conditioning the market. See infra Section IV. D, for a discussion on how this fact affects the analysis of whether the posting on Europrospectus is equivalent to advertising in a publication of general circulation in the United States.

not initiate any contacts with U.S. persons for investment in securities, because they are not participants in the distribution process. The depositing entities, on the other hand, will already have agreed not to "initiate contacts with U.S. persons" otherwise than in exempt transactions by virtue of their signature of documents that evidence a safe harbor from registration under Regulation S.

Furthermore, depositing entities should not be implicated as participants in "directed selling efforts", because the financial benefit of the transaction will be entirely for the account of Europrospectus in its independent capacity, not that of any such entity. In making its prospectus database available, Europrospectus will only be supplying a volume of information, much of which would be accessible to subscribers through other, more cumbersome and less efficient means, such as collection of prospectuses from the offices of market participants.

C. The Europrospectus Database Will Not Constitute Activities or Publication that Condition the Market

Even if it were assumed that Europrospectus's actions could be imputed to depositing entities, provision of prospectuses would still not bring about any violation of the "directed selling efforts" restriction, because the activities undertaken do not meet the criteria for publication or advertising which "condition" the market. The depositing entities would be significant participants in the securities market and would be aware of the restrictions of the United States securities laws. In compliance with Regulation S, they would be obliged contractually not to offer to sell to, nor solicit offers from, persons in the United States for any issuances conducted outside the United States unless such transactions are registered or not required to be registered. In addition, as noted above, they will have been notified, and will have been deemed to have undertaken, that they will not use Europrospectus to offer, sell, or solicit offers for securities described in any prospectus they deposit. We believe it implausible to expect that simply placing many prospectuses and related documents on Europrospectus's database, thereby making them available to Europrospectus's subscribers, will cause or encourage any of the depositing entities to alter its conduct in any way. By making its database available, Europrospectus will do no more than provide passively a vast library of information to a limited group of subscribers. Because the user will be reminded each time it accesses Europrospectus's database that Europrospectus is not in the business of selling securities, the availability of such information will not be misconstrued as an offer to sell. The general legend that every subscriber will see upon accessing Europrospectus's database will also alert users that restrictions on sales apply to all unregistered securities offerings issued pursuant to Regulation S.[23]

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[23] In a release, the Commission equated paper delivery to delivery through electronic media. Use of Electronic Media For Delivery Purposes, Securities Release No. 33-7233, 34-36345, IC-21399, 1995 WL 588462, at *3 (S.E.C. Oct. 6, 1995) (the "October Release"). The October Release noted that:

> If a paper document is required to present information in a certain order, then the electronic document should convey the information in substantially the same order. For example, in an audio or video prospectus, the information required to be on the cover page of a paper prospectus pursuant to Item 501(c) of regulation

This line of reasoning is essentially consistent with, though not explicitly addressed by, SEC pronouncements since 1996 on internet use. No-action letters since then have commented only on facilities specifically meant to be used in conjunction with securities offerings.[24] The no-action letters have thus assumed arguendo that the activities upon which comment is being rendered would constitute an offer under Section 5 of the Securities Act. SEC interpretive statements explicitly presume that the activities involve, variously, an "offer," "directed selling efforts" or "general solicitation."[25] The March Release and these no-action letters generally focus on limiting the locus of recipients of that offer (to non-U.S. persons, QIBs or accredited investors, as appropriate), in order to determine if Regulation S, Rule 144A or Section 4(2) provides a safe harbor.

Although the no-action letters in this area and the March Release do not apply directly to Europrospectus's proposal, the guidelines they set forth to obviate the need for registration are consistent with Europrospectus's plan. The March Release, for instance, provides a flexible approach to remaining within the safe harbor of Regulation S. In the case of non-U.S. issuers, registration is not required if 1) a prominent disclaimer is included on the facility making clear that it is not an offer to U.S. persons and 2) measures are taken reasonably designed to guard against sales to U.S. persons. A parallel approach is suggested in the IPONET Letter (substituting QIBs for non-U.S. persons) where the safe harbor of Rule 144A is sought. As noted above, Europrospectus will include exactly such a disclaimer. Since the purpose of the database would be only informational, any sales—to U.S. persons, QIBs or the public at large—would be, by definition, guarded against.

D. Europrospectus Access Will Not Result in a Publication with a General Circulation in the United States

By providing prospectuses to its subscribers, Europrospectus should not be deemed to violate the "directed selling efforts" restriction against placing advertisements in a "publication with a general circulation" in the United States because, even if providing the information on the database can be considered advertisements, the factual circumstances of this transaction should preclude the classification of such dissemination as being within the meaning of a publication with general

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S-K (e.g., red herring language) must be among the first information presented through the audio or video media. Id. at *3 n.20

Where a prospectus is delivered over a system such as Europrospectus's with no editorial comments or changes to the information, and where the information is presented in the same format as if it had been delivered in paper format, it should have the same effect as if it had been physically delivered. The initial legend that will be seen on the Europrospectus system's screen should therefore be accorded the same weight and value as legends appearing on prospectuses of unregistered securities that are distributed in paper format.

24 *Real Goods Trading Corporation*, SEC No-Action Letter, 1996 WL 422670 (S.E.C. June 24, 1996); *IPONET*, S.E.C. No-Action Letter, 1996 WL 431821 (S.E.C. Jul. 26, 1996) (the "IPONET Letter").

25 Securities Release No. 33-7516, 34-39779, IA-1710, IC-23071, International Series Release No. 1125, 1998 WL 128123 (S.E.C. March 23, 1998)("March Release").

circulation in the United States. The Commission has expressed its willingness to recognize the importance of constructing rules that recognize the increasing prevalence and use of the electronic media as a means for dissemination of "information to more people at a faster and more cost-effective rate than traditional methods, which have been largely paper-based."[26]

The October Release provides examples that are intended as guides for future conduct. One such example, Example 20 ("Example 20") notes that placing offering materials for a purportedly private offering on a Web page in order to assist in raising capital would "not be consistent with the prohibition against general solicitation or advertising in Rule 502(c) of Regulation D."[27]

The stipulated facts in Example 20 are significantly different from the present situation, however. First, the context of Example 20 clearly indicates that the information is provided by a company that wishes to raise capital on the Internet, and at its own Web site. Any computer-equipped investor, whether or not such investor meets the requirements for exemption under Regulation D, would merely have to go on-line to find the offer. Insofar as such prospectus information is available to any member of the general public who has an interest in the issuer and visits its Web site, for reading or copying, the on-line posting could reasonably be considered a "general solicitation" inconsistent with Regulation D.[28] In the present case, however, depositing entities will be providing information to Europrospectus for availability only via a password to subscribers and related persons or entities thereof. Information will not be accessible by the general public of Internet users. In addition, as noted above, depositing entities will have been notified, and will have been deemed to have undertaken, that they will not use the website to offer, sell, or solicit offers for securities described in any prospectus they deposit with Europrospectus.

The context of the present case also removes it from the definition of a publication with a general circulation in the United States under Rule 902(c)(2). First, we do not believe establishment of the Europrospectus database will constitute a "publication" in this context. We expect our subscription base in the United States to be relatively small. We do not however, believe the number of subscribers should be relevant in this analysis since Europrospectus is not a publicly–available service. Moreover, part of the definition of publication with a general circulation in the United States requires that the publication be "printed primarily for distribution" in the United States. In contrast, Europrospectus will provide information primarily to international markets in addition to the United States. The U.S. market is thus only one of the markets to which Europrospectus aspires to provide information. Consequently, the publication under consideration is not "primarily for distribution" in the U.S. market. The Commission has determined that, at least with regard to a reporting issuer, important considerations for determining whether a "publication" has or has not

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26 October Release at *1. The October Release defined "electronic" as "media such as audiotapes, videotapes, facsimiles, CD-ROM, electronic mail, bulletin boards [and] Internet Web sites ...." Id. at *2 n.9.

27 Id. at *11.

28 In light of the October Release's equation of electronic media with paper-based delivery, it would appear that placing an item on a Web site would be analogous to placing an advertisement in a general newspaper.

occurred include whether such information is "given no materially greater space or prominence" than information about other companies mentioned in such publication, and that any opinions or recommendations (of which there are none here) are not more favorable to the issuer wishing to rely on Regulation S.[29] Although these considerations are not dispositive in the context of a non-reporting issuer, we believe that, viewed together with the other relevant circumstances, they buttress the argument that the establishment of Europrospectus's databases is not a publication that would result in a violation of the directed selling efforts prohibition under Regulation S.

V. Conclusion

The staff of the SEC has already been presented with substantially similar issues to those raised by Europrospectus herein and has granted no-action relief to Perfect Information.[30] Also, the Europrospectus system is substantially identical to the Perfect Information system. We therefore request that the staff confirm that it will not recommend to the Commission that it take enforcement action against Europrospectus, any issuer or any other provider of prospectuses if a final prospectus for an international offering is made available to Europrospectus's subscribers accessing the database on the basis that the availability of such database to subscribers in the United States does not constitute "directed selling efforts" in the United States within the meaning of Regulation S, on condition that Europrospectus will act in the manner contemplated and described herein, including (i) use of the initial cautionary screen as described above, (ii) execution of agreements with all Europrospectus's subscribers that restricts such users from distributing any prospectus obtained on Europrospectus.com, i.e., only parties that are employed by, participating in, or a customer of, the subscriber's business or service may be eligible for access, and (iii) refraining from any other actions which could be deemed inconsistent with Regulation S.

If you have any questions concerning the above, please contact me at (202) 912-5096.

Very truly yours,

Sara Hanks

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29 Regulation S Release at 80,669.

30 *Perfect Information*, SEC No-Action Letter, 2000 WL 1916307 (S.E.C. Dec. 22, 2000).